                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                         For the month of December 2005


                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F      X              Form 40-F
                -----------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes                           No               X
                 -----------                   -------

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-              .)
                                      --------------
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      This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 BANCOLOMBIA S.A.
                                   (Registrant)


Date: December 13, 2005       By  /s/  JAIME ALBERTO VELASQUEZ B.
                                 ----------------------------------
                                 Name:  Jaime Alberto Velasquez B.
                                 Title: Vice President of Finance

[BANCOLOMBIA LOGO]                                                          CIB
                                                                          LISTED
                                                                           NYSE

          BANCOLOMBIA REPORTS UNCONSOLIDATED NET INCOME OF PS $652,794
                 MILLION DURING THE FIRST ELEVEN MONTHS OF 2005

MEDELLIN, COLOMBIA. DECEMBER 13, 2005

BANCOLOMBIA reported accumulated unconsolidated net income of Ps $652,794 million as of November 30, 2005. For the first eleven months of 2005, the total net interest, including investment securities amounted to Ps $1,513,142 million. Additionally, total net fees and income from services amounted to Ps $476,173 million.

Total assets amounted to Ps 23.31 trillion in November 2005, total deposits totaled Ps 13.99 trillion and BANCOLOMBIA's total shareholders' equity amounted to Ps 3.18 trillion.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 3.74% as of November 30, 2005, and the level of allowance for past due loans was 115.35%.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in November 2005 was as follows: 17.2% of total deposits, 21.1% of total net loans, 17.9% of total savings accounts, 17.9% of total checking accounts and 15.0% of total time deposits.


*This report corresponds to the unconsolidated financial statements of BANCOLOMBIA, giving effect to the merger. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia, is stated in nominal terms and has not been audited. All growth rates mentioned herein are not adjusted for inflation.

CONTACTS
Sergio Restrepo               Jaime A. Velasquez             Mauricio Botero
Executive VP                  Financial VP                   IR Manager
Tel.: (574) 3120332           Tel.: (574) 5108666            Tel.: (574) 5108866
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                                                              [BANCOLOMBIA LOGO]
                                                                   NOVEMBER 2005

BANCOLOMBIA S.A.                                                                                       GROWTH
BALANCE SHEET                                                                AS OF                   NOV05/OCT05
(Ps Millions)                                                         OCT-05        NOV-05         $           %
                                                                    ----------    ----------    --------    ---------
ASSETS
Cash and due from banks                                                968.642     1.215.011     246.369       25,43%
Overnight funds sold                                                    79.811        41.322     -38.489      -48,23%
TOTAL CASH AND EQUIVALENTS                                           1.048.453     1.256.333     207.880       19,83%
                                                                    ----------    ----------    --------    ---------
DEBT SECURITIES                                                      6.644.420     6.722.466      78.046        1,17%
Trading                                                              3.613.165     4.186.203     573.038       15,86%
Available for Sale                                                   1.730.391     1.446.062    -284.329      -16,43%
Held to Maturity                                                     1.300.864     1.090.201    -210.663      -16,19%
EQUITY SECURITIES                                                      801.047       931.500     130.453       16,29%
Trading                                                                    425       121.014     120.589    28373,88%
Available for Sale                                                     800.622       810.486       9.864        1,23%
Market value allowance                                                 -37.954       -44.359      -6.405       16,88%
NET INVESTMENT SECURITIES                                            7.407.513     7.609.607     202.094        2,73%
                                                                    ----------    ----------    --------    ---------
Commercial loans                                                     9.319.804     9.451.869     132.065        1,42%
Consumer loans                                                       2.010.039     2.012.972       2.933        0,15%
Small business loans                                                    97.080       116.461      19.381       19,96%
Mortgage loans                                                       1.467.369     1.486.687      19.318        1,32%
Allowance for loans and financial leases losses                       -545.113      -559.571     -14.458        2,65%
NET TOTAL LOANS AND FINANCIAL LEASES                                12.349.179    12.508.418     159.239        1,29%
                                                                    ----------    ----------    --------    ---------
Accrued interest receivable on loans                                   158.442       162.938       4.496        2,84%
Allowance for accrued interest losses                                   -9.524       -10.160        -636        6,68%
NET TOTAL INTEREST ACCRUED                                             148.918       152.778       3.860        2,59%
                                                                    ----------    ----------    --------    ---------
Customers' acceptances and derivatives                                 152.797       142.711     -10.086       -6,60%
Net accounts receivable                                                155.173       179.964      24.791       15,98%
Net premises and equipment                                             343.507       344.225         718        0,21%
Foreclosed assets                                                       36.771        31.329      -5.442      -14,80%
Prepaid expenses and deferred charges                                   18.253        10.841      -7.412      -40,61%
Goodwill                                                                54.734        52.847      -1.887       -3,45%
Other                                                                  266.910       296.761      29.851       11,18%
Reappraisal of assets                                                  705.713       723.388      17.675        2,50%
                                                                    ---------     ----------    --------    ---------
TOTAL ASSETS                                                        22.687.921    23.309.202     621.281        2,74%
                                                                    ----------    ----------    --------    ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                                 2.766.967     2.975.346     208.379        7,53%
Checking accounts                                                    2.497.776     2.620.324     122.548        4,91%
Other                                                                  269.191       355.022      85.831       31,88%
                                                                    ----------    ----------    --------    ---------
INTEREST BEARING                                                    10.842.586    11.015.698     173.112        1,60%
Checking accounts                                                      171.517       185.656      14.139        8,24%
Time deposits                                                        3.135.097     3.000.195    -134.902       -4,30%
Savings deposits                                                     7.535.972     7.829.847     293.875        3,90%
                                                                    ----------    ----------    --------    ---------
TOTAL DEPOSITS                                                      13.609.553    13.991.044     381.491        2,80%
Overnight funds                                                        983.386       649.841    -333.545      -33,92%
Bank acceptances outstanding                                            69.872        61.362      -8.510      -12,18%
Interbank borrowings                                                 1.478.910     1.710.635     231.725       15,67%
Borrowings from domestic development banks                             880.531       865.345     -15.186       -1,72%
Accounts payable                                                       549.971       843.602     293.631       53,39%
Accrued interest payable                                               137.345       126.460     -10.885       -7,93%
Other liabilities                                                      256.642       256.821         179        0,07%
Bonds                                                                1.284.149     1.267.040     -17.109       -1,33%
Accrued expenses                                                       338.996       357.776      18.780        5,54%
                                                                    ----------    ----------    --------    ---------
TOTAL LIABILITIES                                                   19.589.355    20.129.926     540.571        2,76%
                                                                    ----------    ----------    --------    ---------
SHAREHOLDER'S EQUITY
SUBSCRIBED AND PAID IN CAPITAL                                         363.914       363.914           0        0,00%
                                                                    ----------    ----------    --------    ---------
RETAINED EARNINGS                                                    1.461.310     1.514.084      52.774        3,61%
Appropiated                                                            861.300       861.290         -10        0,00%
Unappropiated                                                          600.010       652.794      52.784        8,80%
                                                                    ----------    ----------    --------    ---------
REAPPRAISAL AND OTHERS                                               1.211.343     1.239.231      27.888        2,30%
GROSS UNREALIZED GAIN OR LOSS ON DEBT SECURITIES                        61.999        62.047          48        0,08%
                                                                    ----------    ----------    --------    ---------
TOTAL SHAREHOLDER'S EQUITY                                           3.098.566     3.179.276      80.710        2,60%

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                          22.687.921    23.309.202     621.281        2,74%
                                                                    ----------    ----------    --------    ---------

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                                                              [BANCOLOMBIA LOGO]
                                                                   NOVEMBER 2005

BANCOLOMBIA S.A.
INCOME STATEMENT                                              ACCUMULATED              GROWTH              MONTH             GROWTH
(Ps Millions)                                            OCT-05          NOV-05          %          OCT-05       NOV-05         %
                                                        ---------      ----------      ------      --------     --------    --------
INTEREST INCOME AND EXPENSES
Interest on loans                                       1.455.365      1.597.577        9,77%      151.821      142.212       -6,33%
Interest on investment securities                         564.996        630.256       11,55%       20.402       65.260      219,87%
Overnight funds                                            17.752         21.020       18,41%        1.922        3.268       70,03%
TOTAL INTEREST INCOME                                   2.038.113      2.248.853       10,34%      174.145      210.740       21,01%
                                                        ---------      ----------      ------      --------     --------    --------
Interest expense
Checking accounts                                           4.970          5.408        8,81%          580          438      -24,48%
Time deposits                                             231.518        249.844        7,92%       19.213       18.326       -4,62%
Savings deposits                                          200.033        220.791       10,38%       21.317       20.758       -2,62%
TOTAL INTEREST ON DEPOSITS                                436.521        476.043        9,05%       41.110       39.522       -3,86%
                                                        ---------      ----------      ------      --------     --------    --------
Interbank borrowings                                       40.135         45.792       14,09%        5.114        5.657       10,62%
Borrowings from domestic development banks                 61.438         66.818        8,76%        5.585        5.380       -3,67%
Overnight funds                                            39.703         42.560        7,20%        3.345        2.857      -14,59%
Bonds                                                      95.822        104.498        9,05%        8.958        8.676       -3,15%
TOTAL INTEREST EXPENSE                                    673.619        735.711        9,22%       64.112       62.092       -3,15%
                                                        ---------      ----------      ------      --------     --------    --------
NET INTEREST INCOME                                     1.364.494      1.513.142       10,89%      110.033      148.648       35,09%
Provision for loan and accrued interest losses, net      (122.746)      (138.853)      13,12%      (15.316)     (16.107)       5,16%
Recovery of charged-off loans                              62.856         67.199        6,91%       18.929        4.343      -77,06%
Provision for foreclosed assets and other assets          (61.979)       (74.687)      20,50%      (14.148)     (12.708)     -10,18%
Recovery of provisions for foreclosed assets and other
  assets                                                   32.473         35.130        8,18%        2.426        2.657        9,52%
                                                        ---------      ----------      ------      --------     --------    --------
TOTAL NET PROVISIONS                                      (89.396)      (111.211)      24,40%       (8.109)     (21.815)     169,02%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
  AND ACCRUED INTEREST LOSSES                           1.275.098      1.401.931        9,95%      101.924      126.833       24,44%
                                                        ---------      ----------      ------      --------     --------    --------
Commissions from banking services and other services       49.843         56.209       12,77%        5.086        6.366       25,17%
Electronic services and ATM's fees, net                    85.766         92.405        7,74%        6.995        6.639       -5,09%
Branch network services, net                               39.828         44.080       10,68%        4.185        4.252        1,60%
Collections and payments fees, net                         46.296         51.217       10,63%        4.613        4.921        6,68%
Credit card merchant fees, net                              8.448          8.821        4,42%        1.061          373      -64,84%
Credit and debit card fees, net                           171.815        187.457        9,10%       18.848       15.642      -17,01%
Checking fees, net                                         45.357         49.844        9,89%        4.418        4.487        1,56%
Check remittance, net                                       8.585          9.557       11,32%          862          972       12,76%
International operations, net                              19.731         21.284        7,87%        1.714        1.553       -9,39%
TOTAL FEES AND OTHER SERVICE INCOME                       475.669        520.874        9,50%       47.782       45.205       -5,39%
                                                        ---------      ----------      ------      --------     --------    --------
Other fees and service expenses                           (39.983)       (44.701)      11,80%       (5.485)      (4.718)     -13,98%
TOTAL FEES AND INCOME FROM SERVICES, NET                  435.686        476.173        9,29%       42.297       40.487       -4,28%
                                                        ---------      ----------      ------      --------     --------    --------
OTHER OPERATING INCOME
Net foreign exchange gains                                (58.699)       (59.744)       1,78%        4.564       (1.045)    -122,90%
Forward contracts in foreign currency                     132.459        135.543        2,33%        8.395        3.084      -63,26%
Dividend income                                            99.997        100.066        0,07%       -                69        0,00%
Communication, rent payments and others                     1.390          1.526        9,78%          135          136        0,74%
TOTAL OTHER OPERATING INCOME                              175.147        177.391        1,28%       13.094        2.244      -82,86%
                                                        ---------      ----------      ------      --------     --------    --------
TOTAL INCOME                                            1.885.931      2.055.495        8,99%      157.315      169.564        7,79%
OPERATING EXPENSES
Salaries and employee benefits                            421.809        466.749       10,65%       43.721       44.940        2,79%
Bonus plan payments                                        13.882         16.983       22,34%        1.866        3.101       66,18%
Compensation                                                7.046          7.031       -0,21%        1.197          (15)    -101,25%
Administrative and other expenses                         549.452        582.645        6,04%       43.551       33.193      -23,78%
Deposit security, net                                      39.922         44.248       10,84%        2.227        4.326       94,25%
Donation expenses                                             422            435        3,08%           12           13        8,33%
Depreciation                                               54.107         60.307       11,46%        5.237        6.200       18,39%
TOTAL OPERATING EXPENSES                                1.086.640      1.178.398        8,44%       97.811       91.758       -6,19%
                                                        ---------      ----------      ------      --------     --------    --------
NET OPERATING INCOME                                      799.291        877.097        9,73%       59.504       77.806       30,76%
Merger expenses                                            34.982         35.854        2,49%        4.406          872      -80,21%
Goodwill amortization Banco de Colombia                    18.874         20.761       10,00%        1.888        1.887       -0,05%
NON-OPERATING INCOME (EXPENSE)
Other income                                               35.675         38.306        7,37%        1.070        2.631      145,89%
Other expense                                             (57.686)       (64.950)      12,59%       (2.597)      (7.264)     179,71%
TOTAL NON-OPERATING INCOME                                (22.011)       (26.644)      21,05%       (1.527)      (4.633)     203,41%
INCOME BEFORE INCOME TAXES                                723.424        793.838        9,73%       51.683       70.414       36,24%
Income tax expense                                       (123.414)      (141.044)      14,29%       (6.173)     (17.630)     185,60%
                                                        ---------      ----------      ------      --------     --------    --------
NET INCOME                                                600.010        652.794        8,80%       45.510       52.784       15,98%
                                                        ---------      ----------      ------      --------     --------    --------